SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INHIBRX, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45720L 107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45720L 107	13G	Page 2 of 6

(1)	Names of Reporting Persons Jon Faiz Kayyem

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power 33,822 shares of Common Stock

(6) Shared Voting Power 3,274,301 shares of Common Stock (1)

(7) Sole Dispositive Power 33,822 shares of Common Stock

(8) Shared Dispositive Power 3,274,301 shares of Common Stock (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,308,123 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 7.0% (2)

(12)	Type of Reporting Person (See Instructions) IN

(1)Consists of (i) 3,224,301 shares of Common Stock held by The Jon F. Kayyem and Paige Gates-Kayyem Family Trust, of which Dr. Kayyem is the trustee, (ii) 25,000 shares of Common Stock held in a custodial account managed by the reporting person for the benefit of Dr. Kayyem's immediate family, and (iii) 25,000 shares of Common Stock held in a custodial account managed by the reporting person for the benefit of Dr. Kayyem's immediate family.
(2)Based on approximately 47,369,511 shares of the Issuer’s Common Stock outstanding as of December 31, 2023, plus 33,822 shares of Common Stock issuable upon the exercise of options beneficially owned by Dr. Kayyem that were exercisable within 60 days following December 31, 2023.

CUSIP NO. 45720L 107	13G	Page 3 of 6

(1)	Names of Reporting Persons The Jon F. Kayyem and Paige Gates-Kayyem Family Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power 0

(6) Shared Voting Power 3,224,301 shares of Common Stock

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 3,224,301 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,224,301 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 6.8% (1)

(12)	Type of Reporting Person (See Instructions) OO

(1)Based on approximately 47,369,511 shares of the Issuer’s Common Stock outstanding as of December 31, 2023.

CUSIP NO. 45720L 107	13G	Page 4 of 6

Item 1.
(a)	Name of Issuer: Inhibrx Inc., a Delaware corporation (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 11025 N. Torrey Pines Road, Suite 200, La Jolla, California 92037

Item 2 (a).
Name of Person Filing:
This Statement is being filed on behalf of Jon Faiz Kayyem (“Dr. Kayyem”), as an individual, and The Jon F. Kayyem and Paige Gates-Kayyem Family Trust (the “Trust”). Each of Dr. Kayyem and the Trust may be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

The agreement between the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is filed with this Statement as Exhibit 1.

Item 2 (b).	Address of Principal Business Office or, if none, Residence: c/o Inhibrx Inc. 11025 N. Torrey Pines Road, Suite 200, La Jolla, California 92037
Item 2 (c).	Citizenship: Dr. Kayyem is a citizen of the United States of America. The Trust was established under the laws of the United States.
Item 2 (d)	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)
Item 2 (e)	CUSIP Number: 45720L 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	o	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	o	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	o	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	o	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	o	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	o	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	o	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	o	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	o	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	o	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	o	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP NO. 45720L 107	13G	Page 5 of 6

Item 4. Ownership
The Trust is the beneficial owner of 3,224,301 shares of Common Stock. Such shares of Common Stock represent 6.8% of the Common Stock of the Issuer, calculated on the basis of 47,369,511 shares of the Issuer’s Common Stock outstanding as of December 31, 2023.

Dr. Kayyem is the beneficial owner of 3,308,123 shares of Common Stock, consisting of (i)
3,224,301 shares of Common Stock held by the Trust, for which Dr. Kayyem disclaims beneficial ownership, except to the extent of any indirect pecuniary interest in his distributive shares therein, (ii) 25,000 shares held in a custodial account managed by the reporting person for the benefit of Dr. Kayyem's immediate family, for which Dr. Kayyem disclaims beneficial ownership, except to the extent of any indirect pecuniary interest in his distributive shares therein, (iii) 25,000 shares held in a custodial account managed by the reporting person for the benefit of Dr. Kayyem's immediate family, for which Dr. Kayyem disclaims beneficial ownership, except to the extent of any indirect pecuniary interest in his distributive shares therein, and (iv) 33,822 shares of Common Stock issuable upon the exercise of options beneficially owned by Dr. Kayyem that were exercisable within 60 days following December 31, 2023. Such shares of Common Stock represent 7.0% of the Common Stock of the Issuer, calculated on the basis of 47,369,511 shares of the Issuer’s Common Stock outstanding as of December 31, 2023, plus 33,822 shares of Common Stock issuable upon the exercise of options beneficially owned by Dr. Kayyem that were exercisable within 60 days following December 31, 2023.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

CUSIP NO. 45720L 107	13G	Page 6 of 6

The Jon F. Kayyem and Paige Gates-Kayyem Family Trust By: /s/ Jon Faiz Kayyem Name: Jon Faiz Kayyem Title: Trustee

Jon Faiz Kayyem
/s/ Jon Faiz Kayyem Jon Faiz Kayyem

EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement, dated February 14, 2024, by and between the Reporting Persons.

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the under-signed, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the under-signed without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 14, 2024

The Jon F. Kayyem and Paige Gates-Kayyem Family Trust By: /s/ Jon Faiz Kayyem Name: Jon Faiz Kayyem Title: Trustee

Jon Faiz Kayyem
/s/ Jon Faiz Kayyem Jon Faiz Kayyem